UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	April 9, 2012	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON RESOLUTIONS PASSED AT
THE BOARD MEETING

This overseas regulatory announcement is made pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Pursuant to the articles of association (the “Articles”) and the rules for the meeting of board of directors (董事會議事規則) of China Eastern Airlines Corporation Limited (the “Company”) and as convened by Mr. Liu Shaoyong, the chairman of the board of directors (the “Board” or “Directors”) of the Company (the “Chairman”), the thirteenth ordinary meeting of the sixth session of the Board (the “Meeting”) was held on 6 April 2012 by way of telephone conference. The following resolutions were unanimously agreed and passed:

I.	Considered and approved the capital injection to China Eastern Airlines Wuhan Co., Ltd. (“CEA Wuhan”), detailed implementation to be delegated to the president of the Company (the “President”).

It was agreed that the Company and the State-owned Assets Supervision and Administration Commission of Wuhan Municipal People’s Government (the “SASAC Wuhan”) together with its subsidiaries will inject capital totaling RMB1,750 million to CEA Wuhan, out of which RMB1,050 million will be contributed by the Company in cash or in specie of aircraft, and RMB700 million will be contributed by SASAC Wuhan and its subsidiaries in cash. Upon completion of such capital injection, the registered capital of CEA Wuhan will increase from RMB600 million to RMB1,750 million. The shareholding to be held by the Company will be adjusted to 60% and the shareholding to be held by SASAC Wuhan together with its subsidiaries in aggregate will be adjusted to 40%.

II.	Considered and approved the appointment of the secretary of the Board (the “Secretary of the Board”) and the company secretary of the Company (the “Company Secretary”).

1.	It was agreed that with effect from the date of execution of this resolution, Mr. Luo Zhuping, a Director, will cease to act as the Secretary of the Board, the Company Secretary and an authorised representative of the Company (the “Authorised Representative”) under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) due to other work arrangements.

Mr. Luo Zhuping confirmed that he has no disagreement with the Board and he is not aware of any matters that need to be brought to the attention of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or the shareholders of the Company.

The Board would like to express its sincere gratitude to Mr. Luo for his honest and diligent performance of duties and contribution in the development of the corporate governance of the Company during his tenure of office as the Secretary of the Board and the Company Secretary.

2.	According to the Rules Governing Listing of Securities on the Stock Exchange of Shanghai, it was agreed that Mr. Wang Jian be appointed as the Secretary of the Board with the same term of service as the current session of the Board.

3.	According to the Listing Rules, it was agreed that Mr. Wang Jian and Mr. Ngai Wai Fung be appointed as joint company secretaries of the Company with the same term of service as the current session of the Board, and that Mr. Wang Jian be appointed concurrently as an Authorised Representative under the Listing Rules.

The independent Directors of the Company do not have any dissenting opinions to this resolution. The biographies of Mr. Wang Jian (“Mr. Wang”) and Mr. Ngai Wai Fung (“Mr. Ngai”) are set out as follows:

Mr. Wang Jian, aged 39, is currently a representative of the Company’s securities affairs and head of the Board secretariat of the Company. Mr. Wang joined the Company in 1995. From June 2002 to February 2004, he was deputy head of the general manager’s office of the Company. From February 2004 to September 2006, he served as deputy general manager of the Shanghai Business Office of the Company. From September 2006 to May 2009, he was the deputy general manager in the Shanghai Base of China Southern Airlines Company Limited. From May 2009 to-date, he served as a representative of the Company’s securities affairs and head of the Board secretariat of the Company. Mr. Wang has obtained a qualification certificate for board secretaries of listed companies issued by the Shanghai Stock Exchange. Mr. Wang graduated from Shanghai Jiao Tong University and has a Master’s degree in Business Administration (MBA) from East China University of Science and Technology and an Executive Master of Business Administration (EMBA) degree from Tsinghua University.

Mr. Ngai Wai Fung, aged 50, is a vice president and fellow of the Hong Kong Institute of Chartered Secretaries, and a fellow of the Institute of Chartered Secretaries and Administrators in the United Kingdom. Mr. Ngai is currently the director and chief executive officer of SW Corporate Services Group Limited. He used to serve as joint company secretary in several companies and has rich experience in being a company secretary, as well as in enterprise management, legal matters, finance and corporate governance. He is also a member of the Hong Kong Institute of Certified Public Accountants and a member of the Association of Chartered Certified Accountants in the United Kingdom. Mr. Ngai has a Doctorate in Finance from the Shanghai University of Finance and Economics, a Master’s degree in Corporate Finance from the Hong Kong Polytechnic University, a Master’s degree in Business Administration (MBA) from Andrews University in the United States and a Bachelor’s degree (Honours) in Law from the University of Wolverhampton in the United Kingdom.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Joint Company Secretary

The Directors as at the date of this announcement are:

Liu Shaoyong (Chairman)

Ma Xulun (Vice Chairman, President)

Li Yangmin (Director, Vice President)

Luo Zhuping (Director)

Sandy Ke-Yaw Liu (Independent non-executive Director)

Wu Xiaogen (Independent non-executive Director)

Ji Weidong (Independent non-executive Director)

Shao Ruiqing (Independent non-executive Director)

Shanghai, the People’s Republic of China

6 April 2012

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